January 3, 2008


Ms. Amanda McManus
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20594



RE: PERMANENT FUNDING (NO. 2) LIMITED REGISTRATION STATEMENT ON FORM S-3 FOR
    NO. 333-145530

Dear Ms. McManus:

         Further to a letter of even date from Permanent Funding (No. 2) Limited, the depositor and registrant of the securities covered by the above-captioned Registration Statement, Citigroup Global Markets Limited and UBS Securities LLC, as the arrangers under the program, likewise hereby request acceleration of the effective date of the above-referenced Registration Statement so that it may become effective at 5:00 p.m., Eastern Standard Time, on January 4, 2008 or as soon as practicable thereafter.


                            [Signature pages follow]



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Very truly yours,

CITIGROUP GLOBAL MARKETS LIMITED


By:  /s/ Robert H. Liao
     ___________________________

Name: Robert H. Liao
Title: Managing Director

UBS SECURITIES LLC

By:  /s/ Daniel Feigenbaum
     ___________________________

Name: Daniel Feigenbaum
Title: Director




By:  /s/ Joseph Ruttle
     ___________________________

Name: Joseph Ruttle
Title: Associate Director